Exhibit 99.1

Sapiens Partners with GreenRoad Technologies to Improve Driver
Safety & Personalize Driver Insurance Premiums

The partnership will enable insurers in the automotive sector to excel in a highly competitive market by facilitating an effective digital transformation, the ability to offer customer-centric services and harness joint risk-prevention solutions

Sept 24, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today it has partnered with GreenRoad Technologies, a recognized leader in advanced and predictive driving risk analysis for the automotive industry. The partnership will enable automotive insurance carriers to secure a new level of risk assessment data about their drivers on a dynamic basis, making it possible for them to provide more competitive, personalized driver insurance premiums, customer-centric services and proactive risk-prevention programs.

GreenRoad Technologies mobile app-based solution provides unrivalled analysis of driver behavior, detecting and ranking more than 150 different complex driving maneuvers. This level of assessment empowers drivers to improve their own behavior while enabling insurers to make smart, data-driven policy decisions and to provide policy holders with the personalized service they demand. Armed with this data, insurers will be able to offer enhanced services such as PHYD (Pay How You Drive) and MHYD (Manage How You Drive) products, confidently providing discounted premiums and differentiated risk levels based on accurate, individualized criteria.

“With Tesla and Amazon entering the car insurance market, now is the time for existing insurers to embrace innovation and harness the latest digital and AI-based technology to drastically enhance the services they provide,” said Roni Al-Dor, Sapiens President and CEO. “Sapiens is thrilled to partner with GreenRoad Technologies. There is a natural synergy between Sapiens expertise in equipping the insurance industry with the latest software, and GreenRoad’s cutting-edge solutions. Through our combined efforts we seek to enhance the services and products insurers operating in the automotive industry are able to provide, while simultaneously boosting driver safety.”

GreenRoad’s technology utilizes real-time coaching, gamification and scoring mechanisms through an easy-to-use mobile app to increase client engagement and maximize driver safety. Use of GreenRoad’s platform leads to dramatic improvements in driver safety and a significant reduction of fleet risk and expenses with up to 50 percent reduction in preventable collisions and up to 80 percent reduction in accident related costs. The solution also prompts more efficient driving styles, resulting in a reduction in fuel consumption and carbon emissions.

“In an increasingly competitive insurance landscape, we are excited to partner with Sapiens to bring disruptive innovation to the market, providing insurers with the means to profitably personalize their offerings and to take a proactive approach to risk reduction,” said GreenRoad’s CEO, David Ripstein. “The data collected by our joint offering will support dynamic premiums for drivers, positioning insurers ideally to compete and retain their customers. Moreover, the ease of onboarding our platform with Sapiens technology will go a long way toward enabling the digital transformation of the automotive insurance field -- a revolution that is needed today more than ever. We look forward to working with Sapiens to dramatically enhance the insurance sector, saving lives and reducing expenses as we change driver behavior.”

About GreenRoad Technologies

GreenRoad Technologies is a leading provider of advanced driver safety and risk reduction platforms used by hundreds of thousands of drivers and commercial fleets throughout the world. For drivers, GreenRoad provides real-time coaching, monitoring and engagement tools that dramatically reduce their risk levels. For insurers, GreenRoad’s unique data sets, dashboards and analytics bring a new level of accuracy the underwriting process, supporting the provision of dynamic-premium and personalized insurance products. https://greenroad.com/

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com